HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2016, 2015, 2014, 2013 and 2012

(in thousands, except per share amounts)	2016	2015	2014	2013	2012
Net income for common stock	$248,256	$159,877	$168,129	$161,709	$138,705
Weighted-average number of common shares outstanding	108,102	106,418	101,968	98,968	96,908
Adjusted weighted-average number of common shares outstanding	108,309	106,721	102,937	99,623	97,338
Basic earnings per common share	$2.30	$1.50	$1.65	$1.63	$1.43
Diluted earnings per common share	$2.29	$1.50	$1.63	$1.62	$1.42